Exhibit 99.1

Alithya reports third quarter Fiscal 2026 results

Alithya delivers $130.9 M in new Bookings(1) and maintains a strong cash position as the company pursues its shift toward higher‑value, complex transformation projects.

Q3-2026 Highlights
•Revenues decreased 0.5% to $115.2 million, compared to $115.8 million for the same quarter last year. 82.2% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 2.4% to $36.5 million, compared to $37.4 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) decreased to 31.7%, compared to 32.3% for the same quarter last year.
•Net earnings increased to $0.7 million, or $0.01 per share, compared to a loss of $3.7 million, or a loss of $0.04 per share, for the same quarter last year.
•Adjusted Net Earnings(2) decreased by $0.6 million, or 11.6%, to $5.1 million, from $5.7 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.05, compared to $0.06 for the same quarter last year.
•Adjusted EBITDA(2) decreased by $0.3 million, or 2.9%, to $10.0 million, for an Adjusted EBITDA Margin(2) of 8.7% of revenues, compared to $10.3 million, for an Adjusted EBITDA Margin of 8.9% of revenues, for the same quarter last year.
•Net cash from operating activities was $25.5 million, representing an increase of $13.8 million, compared to $11.7 million for the same quarter last year.
•Q3 Bookings reached $130.9 million, which translated into a Book-to-Bill Ratio(1) of 1.14 for the quarter, compared to Bookings of $138.4 million and a Book-to-Bill Ratio of 1.20 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at December 31, 2025.

|1

MONTREAL, CANADA (February 13, 2026) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the third quarter of fiscal 2026 ended December 31, 2025. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the third quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2026-Q3	F2025-Q3
Revenues	115,162	115,761
Gross Margin	36,514	37,385
Gross Margin as a percentage of revenues (%)(1)	31.7%	32.3%
Selling, general and administrative expenses	28,460	28,814
Selling, general and administrative expenses (%)(1)	24.7%	24.9%
Net Earnings (Loss)	676	(3,716)
Basic and Diluted Earnings (Loss) per Share	0.01	(0.04)
Adjusted Net Earnings(2)	5,054	5,719
Adjusted Net Earnings per Share(2)	0.05	0.06
Adjusted EBITDA(2)	9,982	10,275
Adjusted EBITDA Margin (%)(2)	8.7%	8.9%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings, Adjusted Net Earnings per share and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
“I am proud of the team’s continued discipline in executing our long-term strategy. While our third quarter was slower compared to the same period last year, we are reporting healthy bookings and building momentum in strategic areas. Also, our strong cash position gives us the flexibility to pursue growth opportunities and allocate capital where it drives value for our shareholders.
In addition, we are announcing the signature of an agreement to spin off our equity interests related to Datum Consulting Group in consideration for a minority interest in a strategic partnership dedicated to investing in entities commercializing AI solutions. With a streamlined structure and greater operational focus, we believe this approach will enable these assets to scale more rapidly and unlock stronger returns.
As we remain focused on our industry‑first model, we are steadily shifting toward higher‑value, specialized transformation work that helps our clients leverage the latest AI‑driven technologies from our partners."

|2

Third Quarter Results
Revenues
Revenues amounted to $115.2 million for the three months ended December 31, 2025, representing a decrease of $0.6 million, or 0.5%, from $115.8 million for the three months ended December 31, 2024.
U.S. revenues increased by $6.2 million, or 12.7%, to $55.0 million for the three months ended December 31, 2025, from $48.8 million for the three months ended December 31, 2024, due primarily to revenues from the acquisition of eVerge Interests, Inc. and its subsidiaries on May 31, 2025 ("eVerge") and organic growth in enterprise transformation services, partially offset by an unfavorable US$ exchange rate impact of $0.2 million between the two periods.
Revenues in Canada decreased by $7.7 million, or 12.5%, to $54.0 million for the three months ended December 31, 2025, from $61.7 million for the three months ended December 31, 2024. The decrease in revenues was due primarily to reduced revenues from government contracts and certain client projects reaching maturity, partially offset by revenues from the acquisition of XRM Vision Inc. and its subsidiaries on December 1, 2024 (“XRM Vision”).
International revenues increased by $1.0 million, or 19.2%, to $6.2 million for the three months ended December 31, 2025, from $5.2 million for the three months ended December 31, 2024. The increase in revenues was primarily due to organic growth in enterprise transformation services and a favorable foreign exchange rate impact of $0.5 million between the two periods.
During the quarter, 22 new clients were signed.
Gross Margin
Gross margin decreased by $0.9 million, or 2.4%, to $36.5 million for the three months ended December 31, 2025, from $37.4 million for the three months ended December 31, 2024. Gross margin as a percentage of revenues decreased to 31.7% for the three months ended December 31, 2025, from 32.3% for the three months ended December 31, 2024.
In the U.S., gross margin as a percentage of revenues decreased compared to the same quarter last year, primarily due to decreased utilization rates, partially offset by the increased use of our smart shoring capabilities and a proportionally larger increase in the use of permanent employees compared to subcontractors.
In Canada, gross margin as a percentage of revenues increased compared to the same quarter last year, mainly due to a proportionally larger decrease in the use of subcontractors compared to permanent employees, a positive margin contribution from XRM Vision, and a reduction in revenues from lower gross margin clients in favor of higher-value offerings, partially offset by a slight decrease in utilization rates.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to one client project coming to maturity, which historically had a higher gross margin.

|3

Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $28.5 million for the three months ended December 31, 2025, representing a decrease of $0.3 million, or 1.0%, from $28.8 million for the three months ended December 31, 2024, despite including an increase of $2.6 million of expenses related to XRM Vision and eVerge. Selling, general and administrative expenses as a percentage of revenues amounted to 24.7% for the three months ended December 31, 2025, compared to 24.9% for the same period last year. The decrease in selling, general and administrative expenses was mainly due to decreased employee compensation costs, mainly stemming from variable compensation, and decreased information technology and communications costs, partially offset by expenses from XRM Vision and eVerge, increased occupancy costs, and increased professional fees.
Net Earnings (Loss)
Net earnings for the three months ended December 31, 2025 were $0.7 million, representing an increase of $4.4 million, from a net loss of $3.7 million for the three months ended December 31, 2024. The increase was due primarily to the decreased impairment of goodwill and intangibles, decreased selling, general and administrative expenses, despite additional expenses related to XRM Vision and eVerge, decreased depreciation and amortization of intangibles, and decreased income tax expense, partially offset by decreased gross margin, due to decreased utilization rates, decreased business acquisition, integration and reorganization costs recovery, and increased foreign exchange loss for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. On a per share basis, this translated into basic and diluted earnings per share of $0.01 for the three months ended December 31, 2025, compared to a loss of $0.04 per share for the three months ended December 31, 2024.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $5.1 million for the three months ended December 31, 2025, representing a decrease of $0.6 million, or 11.6%, from $5.7 million for the three months ended December 31, 2024. As explained above, the decrease was primarily due to decreased gross margin, due to decreased utilization rates, and increased foreign exchange loss, partially offset by decreased selling, general and administrative expenses, despite additional expenses related to XRM Vision and eVerge, decreased depreciation, and decreased income tax expense for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. This translated into Adjusted Net Earnings per Share of $0.05 for the three months ended December 31, 2025, compared to $0.06 for the three months ended December 31, 2024.
Adjusted EBITDA
Adjusted EBITDA amounted to $10.0 million for the three months ended December 31, 2025, representing a decrease of $0.3 million, or 2.9%, from $10.3 million for the three months ended December 31, 2024. As explained above, the decrease was due primarily to decreased gross margin, due to decreased utilization rates, partially offset by decreased selling, general and administrative expenses, despite additional expenses related to XRM Vision and eVerge. Adjusted EBITDA Margin was 8.7% for
|4

the three months ended December 31, 2025, compared to 8.9% for the three months ended December 31, 2024.
Bookings
Bookings amounted to $130.9 million, which translated into a Book-to-Bill Ratio of 1.14 for the quarter, compared to $138.4 million, which translated into a Book-to-Bill Ratio of 1.20, for the same quarter last year. Bookings for the trailing twelve months amounted to $440.0 million as at December 31, 2025, which translated into a Book-to-Bill ratio of 0.90.
If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would have been 1.26, compared to 1.34 for the same quarter last year. For the trailing twelve months as at December 31, 2025, the Book-to-Bill ratio, excluding revenues from the two long-term contracts, would have been 1.00.
Liquidity and Capital Resources
For the three months ended December 31, 2025, net cash from operating activities was $25.5 million, representing an increase of $13.8 million, from $11.7 million for the three months ended December 31, 2024. The net cash from operating activities for the three months ended December 31, 2025, resulted primarily from $17.4 million in favorable changes in non-cash working capital items and $7.4 million of other non-cash adjustments and of net financial expenses.
Favorable changes in non-cash working capital items of $17.4 million during the three months ended December 31, 2025 were mainly due to the timing of payments, collections, and invoicing and consisted primarily of a $14.7 million decrease in accounts receivable and other receivables, an $8.5 million decrease in tax credits receivable, a $1.1 million decrease in prepaids, a $0.8 million increase in deferred revenues, and a $0.3 million decrease in unbilled revenues, partially offset by an $8.1 million decrease in accounts payable and accrued liabilities.
As at December 31, 2025, drawings on the Credit Facility amounted to $80.6 million, and additional capital resources available to Alithya amounted to $125.1 million, consisting of cash and availability under its credit facilities, including the accordion provision. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
Nine-Month Results
Revenues amounted to $363.6 million for the nine months ended December 31, 2025, representing an increase of $15.4 million, or 4.4%, from $348.2 million for the nine months ended December 31, 2024. Gross margin increased by $9.1 million, or 8.3%, to $119.1 million for the nine months ended December 31, 2025, from $110.0 million for the nine months ended December 31, 2024. Gross margin as a percentage of revenues increased to 32.8% for the nine months ended December 31, 2025, from 31.6% for the nine months ended December 31, 2024. Selling, general and administrative expenses totaled $90.3 million for the nine months ended December 31, 2025, representing an increase of $4.0 million, or 4.6%, from $86.3 million for the nine months ended December 31, 2024, due to an increase of $7.0 million of expenses from XRM Vision and eVerge, since its acquisition on May 31, 2025.
|5

Selling, general and administrative expenses as a percentage of revenues amounted to 24.8% for the nine months ended December 31, 2025 and 2024. Adjusted EBITDA amounted to $34.4 million for the nine months ended December 31, 2025, representing an increase of $4.8 million, or 16.1%, from $29.6 million for the nine months ended December 31, 2024. Adjusted EBITDA Margin was 9.5% for the nine months ended December 31, 2025, compared to 8.5% for the nine months ended December 31, 2024. Net loss for the nine months ended December 31, 2025 was $30.1 million, due primarily to an impairment charge of $38.0 million in the second quarter of this year, representing an increase of $23.4 million, from $6.7 million for the nine months ended December 31, 2024. On a per share basis, this translated into a basic and diluted loss per share of $0.31 for the nine months ended December 31, 2025, compared to $0.07 per share for the nine months ended December 31, 2024. Adjusted Net Earnings amounted to $21.0 million for the nine months ended December 31, 2025, representing an increase of $5.1 million, or 32.1%, from $15.9 million for the nine months ended December 31, 2024.

Normal Course Issuer Bid Program
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX“) approved the implementation of a Normal Course Issuer Bid (“NCIB“). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at December 31, 2025, 347,160 Subordinate Voting Shares were purchased for cancellation under the NCIB. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company.
Datum Transaction and Share Repurchase Transaction
Alithya entered into a binding agreement with Medivra Holdings LLC (the “Purchaser”), an entity controlled by Amar Bukkasagaram, Senior Vice President, Data Solutions of Alithya, pursuant to which the Purchaser has agreed to acquire Datum Consulting Group, LLC and its affiliates ("Datum", the "Datum Transaction"). Datum, which was acquired by Alithya from Mr. Bukkasagaram in 2022, provides application modernization and data migration services and represents less than 5% of the Company's total revenues and assets. In consideration for the sale of Datum, Alithya will receive a minority equity interest in the capital of Purchaser. The closing of the Datum Transaction is expected to take place in the fourth quarter of fiscal 2026 and is subject to customary conditions for a transaction of this nature. Mr. Bukkasagaram will step down from his position at Alithya, effective on the closing date of the Datum Transaction, in order to devote his time to the business of Datum and the Purchaser.
|6

In connection with the Datum Transaction, Alithya also announced that it has entered into a private agreement with Mr. Bukkasagaram for the repurchase for cancellation (the “Share Repurchase Transaction”) of 2,489,682 Class A subordinate voting shares of Alithya (the “Subordinate Voting Shares”) at a price equal to the lower of (i) the volume-weighted average price per Subordinate Voting Share on the Toronto Stock Exchange (the “TSX”) for the five (5) trading days ending on and including the day immediately preceding the closing date of the Share Repurchase Transaction and (ii) the simple average of the closing prices of the Subordinate Voting Shares for the twenty (20) trading days immediately preceding the closing date of the Share Repurchase Transaction. The closing of the Share Repurchase Transaction is expected to take place on or about February 17, 2026 and is subject to customary conditions for a transaction of this nature. At closing of the Datum Transaction, Mr. Bukkasagaram will advance the proceeds from the Share Repurchase Transaction to Datum in order to fund the short-term working capital needs of Datum. The Share Repurchase Transaction will be made in connection with the NCIB. Following the Share Repurchase Transaction, the Company will have repurchased a total of 2,934,287 Subordinate Voting Shares and therefore a total of 3,004,896 Subordinate Voting Shares will remain available for repurchase under the current NCIB.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders; (ix) the expected timing and completion of the Datum Transaction and the Share Repurchase Transaction; (x) the satisfaction of the conditions to closing of each transaction, (xi) and the intended use of proceeds from the Share Repurchase Transaction.
|7

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2025, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended December 31, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.

|8

The following table reconciles net earnings (loss) to Adjusted Net Earnings:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Net earnings (loss)	676	(3,716)	(30,100)	(6,748)
Business acquisition, integration and reorganization costs (recovery)	(372)	(1,244)	(2,210)	88
Amortization of intangibles	4,125	4,810	14,397	14,089
Share-based compensation	1,655	1,704	5,331	4,428
Impairment of goodwill and intangibles	—	5,144	38,028	5,144
Loss on disposal of property and equipment and right-of-use assets and loss on lease termination	273	—	310	—
Severance	—	—	—	1,502
Income tax related to deferred tax asset recognized on purchase price allocation	128	—	(1,820)	—
Effect of income tax related to above items	(1,431)	(979)	(2,895)	(2,580)
Adjusted Net Earnings (1)	5,054	5,719	21,041	15,923
Basic and diluted earnings (loss) per share	0.01	(0.04)	(0.31)	(0.07)
Adjusted Net Earnings per Share (1)	0.05	0.06	0.21	0.17

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended December 31, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
|9

The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Revenues	115,162	115,761	363,612	348,150
Net earnings (loss)	676	(3,716)	(30,100)	(6,748)
Net financial expenses	2,339	2,372	7,305	6,246
Income tax expense (recovery)	37	724	(2,651)	1,962
Depreciation	668	1,168	2,711	3,365
Amortization of intangibles	4,125	4,810	14,397	14,089
EBITDA (1)	7,845	5,358	(8,338)	18,914
EBITDA Margin (1)	6.8%	4.6%	(2.3)%	5.4%
Adjusted for:
Foreign exchange loss (gain)	581	(687)	1,278	(445)
Share-based compensation	1,655	1,704	5,331	4,428
Business acquisition, integration and reorganization costs (recovery)	(372)	(1,244)	(2,210)	88
Impairment of goodwill and intangibles	—	5,144	38,028	5,144
Loss on disposal of property and equipment, intangible and lease modification	273	—	310	—
Severance	—	—	—	1,502
Adjusted EBITDA (1)	9,982	10,275	34,399	29,631
Adjusted EBITDA Margin (1)	8.7%	8.9%	9.5%	8.5%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended December 31, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
|10

Third Quarter Conference Call
Alithya will hold a conference call to discuss these results on February 13, 2026, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-800-990-4777, or via webcast at https://app.webinar.net/e9PVp7yLZMJ. A replay will be made available until February 20, 2026 (conference replay information: 1-888-660-6345, 69704#).
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.
We strive to make a difference. We are Alithya.
Source:
Alithya Investor Relations
investorrelations@alithya.com
Alithya Media Relations
media@alithya.com
Note to readers: Management’s Discussion and Analysis and the interim condensed consolidated financial statements and notes for the three and nine months ended December 31, 2025 are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
|11